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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   Form 12b-25

                         Commission File Number 1-15427

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended:  SEPTEMBER 30, 2001
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For Period Ended:
                 ---------------------------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A
                                                       -------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant:  Classic Communications, Inc.
Former name if applicable:          N/A
                           -----------------------------------------------------
Address of principal executive office (street and number): 6151 Paluxy Road, Building A
City, State and Zip Code: Tyler, Texas 75703

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]     (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On November 13, 2001, the Registrant and its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code to restructure their operations. The Registrant has devoted, and continues to devote, substantially all of its resources and attention to the Chapter 11 filings and accordingly is unable to file its Form 10-Q for the period ended September 30, 2001 within the prescribed time period without unreasonable effort and expense.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Jimmie Taylor          (903)                324-6301
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                  (Name)              (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes   [ ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X]  Yes   [ ]   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         In the third quarter of 2001, the Registrant recorded an impairment charge on intangibles of approximately $200 million.


                          CLASSIC COMMUNICATIONS, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2001                  By: /s/  Jimmie Taylor
                --                            ----------------------------------
                                                NAME: JIMMIE TAYLOR
                                                TITLE: CHIEF FINANCIAL OFFICER

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).